September 9, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Eric Envall

Re:	LINKBANCORP, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-267303) Joinder in Request for Acceleration of Effectiveness

Dear Mr. Envall:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of LINKBANCORP, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on Tuesday, September 13, 2022 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,204 copies of the Preliminary Prospectus dated September 9, 2022 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

STEPHENS INC. As Representative of the several Underwriters

By: /s/ Sandra Farmer
Name: Sandra Farmer
Title: Sr. Vice President
cc:	Benjamin M. Azoff, Luse Gorman, PC
Aaron A. Seamon, Squire Patton Boggs (US) LLP